SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Silicom Ltd. (the “Registrant”) will hold its Annual General Meeting of Shareholders on June 30, 2004 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about May 26, 2004, the Registrant mailed to shareholders a Notice of Annual General Meeting, a Proxy Card and the Consolidated Balance Sheet and Profit and Loss Statement of the Registrant for the year ended December 31, 2003. Attached hereto as Exhibits 1, 2, 3 and 4 are, the Notice of Annual General Meeting, Proxy Statement, Proxy Card and Consolidated Balance Sheet and Profit and Loss Statement respectively.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Date: June 1, 2004

EXHIBIT 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
JUNE 30, 2004

        Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on June 30, 2004, at 10.00 a.m., Israel time, for the following purposes:

    1.            To consider and act upon a resolution to elect Messrs. Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

    2.            To consider and act upon a resolution to elect Ms. Einat Domb-Har and Mr. Ilan Kalmanovich to hold office as outside directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999 (the “Companies Law”).

    3.            To consider and act upon a resolution to approve the appointment of Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent public accountants of the Company for the period commencing January 1, 2004 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

    4.            To receive management’s report on the business of the Company for the year ended December 31, 2003.

        Shareholders of record at the close of business on May 21, 2004 will be entitled to notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described above. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        The Company will be filing a Form 6-K with the SEC, on or around the date of distribution of this notice to its shareholders, which will be accompanied by a Proxy Statement detailing the matters to be presented for approval at the upcoming meeting of the shareholders. You may request a copy of any of the above referenced documents, as well as a copy of the Company’s audited financial statements for the year ended December 31, 2003, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977). Once it has been filed, the Form 6-K and the Proxy Statement may also be obtained through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching for such recent filings of the Company.

        In addition to the accompanying proxy card, please find enclosed a copy of the Consolidated Balance Sheet and Profit and Loss Statement of the Company for the year ended December 31, 2003.

Date: May 26, 2004	By Order of the Board of Directors SILICOM LTD. Yeshayahu (`Shaike') Orbach President and Chief Executive Officer

EXHIBIT 2

PROXY STATEMENT

SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 30, 2004

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on June 30, 2004, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Company’s management.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about May 26, 2004. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne upon the Company. Only holders of record of Ordinary Shares at the close of business on May 21, 2004 are entitled to notice of, and to vote at, the Meeting. At May 21, 2004, 4,211,800 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least one third of the Outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until July 7, 2004 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Each of the resolutions proposed at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolutions.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of May 21, 2004, the number of Ordinary Shares, including options to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Yehuda Zisapel	933,723	21.68%
Avi Eizenman	318,315	7.37%
Zohar Zisapel	860,906	20.44%
All directors and officers as a group	1,442,738	31.31%

PROPOSAL I

ELECTION OF DIRECTORS

        The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The Company’s Articles of Association specify that the number of directors may be determined from time to time by the general meeting of the shareholders of the Company. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yehuda Zisapel	60	Mr. Zisapel is a co-founder of the Company and has served as a Director since its inception in 1987 and served as a Chairman of the Board from August 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd., Bynet Data Communications Ltd. and its subsidiaries and other companies in the Rad Group. In 1966 and 1968, Mr. Zisapel received a B.Sc. and a M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Avi Eizenman	46	Mr. Eizenman is a co-founder of the Company and served as its President and Chief Executive Officer, as well as Director since its inception in 1987. Mr. Eizenman stepped down as Chief Executive Officer on April 1, 2001, and became Chairman of the Board on that date. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (`Shaike') Orbach	53	Mr. Orbach was appointed President and Chief Executive Officer in April 2001 and has served as our Director since December 2001. Prior to that, for a period of four and a half years, Mr. Orbach served as the President and Chief Executive Officer of Opgal Ltd. a high-tech subsidiary of Raphael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. Mr. Orbach holds a B.Sc degree in Mechanical Engineering from the Technion.

        The shareholders of the Company are requested to adopt the following resolution:

         RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

        Election of Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

PROPOSAL II

ELECTION OF OUTSIDE DIRECTORS

        The Companies Law requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

        The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control of the company; and
•	service as an office holder.

        No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

        No person may serve as an outside director in a company if one of the company’s other directors serves as an outside director in another company in which such person serves as a director. In addition, no person may serve as an outside director if such person is a member or employee of the Israeli Securities Authority, or if such person is a member of the board or an employee of directors of an Israeli stock exchange.

        The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company, or are found by a court to be unable to perform their duties on a full time basis. Outside directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one outside director and both outside directors must be members of the Company’s audit committee.

        The Company’s Board of Directors is of the opinion that Ms. Einat Domb-Har and Mr. Ilan Kalmanovich should be elected for a period of three years, in accordance with Section 245(a) of the Companies Law, commencing as of June 30, 2004, and until their respective successors are duly elected and qualified.

        The following provides certain relevant information concerning Ms. Einat Domb-Har and Mr. Ilan Kalmanovich, including their principal occupation during at least the past five years:

Name	Age	Principal Occupation

Einat Domb-Har	36	Ms. Domb-Har has served as the CFO of Stage One Venture Capital, which focuses on seed investment in the telecom industry, since April 2004. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel's largest pool of four Venture Capital Funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an MBA from the Israeli extension of Bradford University.

Ilan Kalmanovich	38	Since 2003, Mr. Kalmanovich has acted as an independent consultant. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve'yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

        The Company intends to pay both outside directors a fixed compensation as provided for in the Companies Regulations (Rules Regarding Compensation and Expenses of Outside Directors)-2000.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as outside directors for a term of three years. If one or both of the above nominees are unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee/s as the Board of Directors may propose.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that Ms. Einat Domb-Har and Mr. Ilan Kalmanovich are hereby elected to serve as Outside Directors (as defined in the Companies Law) of the Company for a three-year term commencing as of June 30, 2004 and until their respective successors are duly elected and shall qualify.

        Pursuant to the Companies Law, the appointment of outside directors requires the affirmative vote of a company’s shareholders, amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of shares voted against such resolution by shareholders that are not controlling shareholders (as such term is defined in the Israeli Securities Law, 1968) exceeds one per cent (1%) of the aggregate voting rights in such company, such majority must include the affirmative vote of at least one-third of the votes of shareholders that are not controlling shareholders. However, in light of the fact that the Company has no controlling shareholders, the election of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as Outside Directors requires only the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

        The Board of Directors unanimously recommends a vote "FOR" the election of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as Outside Directors for a three-year period.

PROPOSAL III

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Board of Directors has authorized the appointment of the accounting firm of Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent certified public accountants of the Company for the period commencing January 1, 2004 and until the next annual shareholders meeting. The Board of Directors believes that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the audit committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

        A representative of Somekh Chaikin will be invited to be present at the Meeting and the fees paid to Somekh Chaikin for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2004 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The appointment of Somekh Chaikin requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

        The Board of Directors unanimously recommends that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2003

AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company’s audited financial statements for the fiscal year ended December 31, 2003.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. Yeshayahu (`Shaike') Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: May 26, 2004

EXHIBIT 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐
PROPOSAL NO. 2: ELECTION OF OUTSIDE DIRECTORS	☐	☐	☐
PROPOSAL NO. 3: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or , 2003 act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

—————————————— (NAME OF SHAREHOLDER)	—————————————— (SIGNATURE OF SHAREHOLDER)	—————————————— (DATE)

SILICOM LTD.

Annual General Meeting of Shareholders to be held on June 30, 2004

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Ilan Erez, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, and in his discretion upon such other matters as may come before the meeting, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel on June 30, 2004, at 10:00 a.m. (local time), and all adjournments and postponements thereof.

The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. If not otherwise specified by the shareholder, the shares represented by this proxy will be voted “FOR” all matters described on the reverse side.

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

EXHIBIT 4

Consolidated Balance Sheets at December 31

		2003	2002
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets	11E

Current assets
Cash and cash equivalents	2D; 3	1,811	861
Investment securities	2E; 4	767	3,799
Receivables:
Trade	2F; 11A	628	504
Other	11B	290	277
Inventories	2G; 11C	1,225	1,221

Total current assets		4,721	6,662

Investment securities	2E; 4	549	-

Assets held for severance benefits	2H 6	504	408

Property, plant and equipment	2I; 5
Cost		1,574	1,411
Less - accumulated depreciation		1,297	1,154

Net property and equipment		277	257

Other assets	2J; 7	67	77

Total assets		6,118	7,404

BY: /S/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	BY: /S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Kfar-Saba, Israel: January 21, 2004

Silicom Ltd. (An Israeli Corporation) and Subsidiary

		2003	2002
	Note	U.S. dollars in thousands	U.S. dollars in thousands

	11E
Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		558	561
Other accounts payable and accrued expenses	11D	488	415

Total current liabilities		1,046	976

Long-term liability

Liability for employees severance benefits	6	895	743

Total liabilities		1,941	1,719

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,125,315 shares as of
December 31, 2003 and 4,125,300 as of December 31, 2002		14	14
Additional paid in capital		5,537	5,536
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2003 and 2002	2O	(38)	(38)
Retained earnings (deficit)	9C	(1,336)	173

Total shareholders' equity		4,177	5,685

Total liabilities and shareholders' equity		6,118	7,404

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary
Consolidated Statements of Income for the Year Ended December 31,

		2003	2002	2001
	Note	U.S. dollars in thousands except for per share data

Sales	2K; 12A	3,725	2,726	4,530

Cost of sales	12B	2,160	2,091	3,635

Gross profit		1,565	635	895

Research and development costs	2L; 12C
Total costs		1,647	1,523	1,333
Less: royalty-bearing participations, net	2M; 8A	(150)	15	(469)

Research and development costs, net		1,497	1,538	864

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	12D	1,006	1,022	1,113
General and administrative expenses		598	712	625

		1,604	1,734	1,738

Operating loss		(1,536)	(2,637)	(1,707)

Financial income, net	12E	27	152	254

Loss before taxes on income		(1,509)	(2,485)	(1,453)

Taxes on income	2P; 10	-	-	33

Net loss for the year		(1,509)	(2,485)	(1,486)

Loss per share	2S; 9D
Basic and diluted losses per ordinary share		(0.367)	(0.605)	(0.362)

Weighted average number of ordinary
shares used to compute basic and diluted
losses per share (in thousands)		4,112	4,110	4,110

The accompanying notes are an integral part of the financial statements.